Filed pursuant to Rule 433

Registration File No. 333-195844

Relating to the

Preliminary Prospectus Supplement

dated January 6, 2015

(To Prospectus dated May 9, 2014)

Resource Capital Corp.

8.00% Convertible Senior Notes due 2020

Pricing Term Sheet

January 7, 2015

The information in this pricing term sheet relates only to the offering of 8.00% Convertible Senior Notes due 2020 (the “Notes”) of Resource Capital Corp. (the “Issuer”) and should be read together with the Issuer’s preliminary prospectus supplement, subject to completion, dated January 6, 2015, relating to the offering of the Notes (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the related base prospectus dated May 9, 2014, each filed by the Issuer with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

Issuer:	Resource Capital Corp., a Maryland corporation

Ticker / Exchange for Common Stock:	RSO / The New York Stock Exchange (“NYSE”)

Trade Date:	January 8, 2015

Expected Settlement Date:	January 13, 2015

Title of Securities:	8.00% Convertible Senior Notes due 2020

Aggregate Principal Amount Offered:	$100,000,000 principal amount of Notes (or a total of $115,000,000 principal amount of Notes if the underwriters exercise in full their over-allotment option to purchase additional Notes)

Public Offering Price:	99.0% of principal amount

Price to Underwriters:	97.0% of principal amount

Maturity Date:	January 15, 2020, unless earlier repurchased or converted

Interest Rate:	8.00% per year

Interest Payment Dates:	Semiannually on January 15 and July 15, beginning on July 15, 2015

Record Dates:	January 1 and July 1

Closing Price:	$4.85 per share of the Issuer’s Common Stock on the NYSE on January 7, 2015

Conversion Premium:	Approximately 10.00% above the Closing Price

Initial Conversion Price:	Approximately $5.34 per share of Common Stock

Initial Conversion Rate:	187.4414 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment

Joint Book-Running Managers	Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC

Co-Managers	Keefe, Bruyette & Woods, Inc., JMP Securities LLC and MLV & Co. LLC

CUSIP Number:	76120W AB0

ISIN Number:	US76120WAB00

Adjustment to Shares Delivered Upon Make-Whole Fundamental Change:	If a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) occurs prior to the maturity date, the Issuer will in some cases increase the conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change. The following table sets forth the hypothetical stock prices and the number of additional shares of Common Stock by which the conversion rate for the Notes will be increased per $1,000 principal amount of Notes in the event of a make-whole fundamental change:

	STOCK PRICE
Effective Date	$4.85	$5.00	$5.25	$5.34	$5.50	$5.75	$6.00	$6.25	$6.50	$7.00	$7.50

January 13, 2015	18.7441	13.2660	8.6305	7.2603	5.1855	2.7948	1.3083	0.5200	0.1631	0.0014	0.0000

January 15, 2016	18.7441	13.0500	8.4610	7.1142	5.0818	2.7443	1.2817	0.5088	0.1723	0.0043	0.0000

January 15, 2017	18.7441	13.6160	8.8457	7.4457	5.3309	2.8939	1.3633	0.5424	0.1831	0.0057	0.0000

January 15, 2018	18.7441	14.5240	9.4152	7.9176	5.6618	3.0713	1.4467	0.5760	0.1954	0.0057	0.0000

January 15, 2019	18.7441	14.8940	9.2571	7.6386	5.2545	2.6487	1.1483	0.4304	0.1354	0.0000	0.0000

January 15, 2020	18.7441	12.5586	3.0348	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

(i) if the stock price is between two stock price amounts in the table or the effective date is between two dates in the table, the additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

(ii) if the stock price is in excess of $7.50 per share, subject to adjustment, no additional shares will be issued upon conversion; and

(iii) if the stock price is less than $4.85 per share, subject to adjustment, no additional shares will be issued upon conversion.

Notwithstanding anything herein to the contrary, in no event will the total number of shares of Common Stock issuable upon conversion exceed 206.1855 shares per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a preliminary prospectus supplement, dated January 6, 2015, and an accompanying prospectus, dated May 9, 2014) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014 or J.P. Morgan Securities LLC (c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.